CYPHERPUNK HOLDINGS ANNOUNCES STRATEGIC SHIFT

Toronto, Ontario - March 11, 2024 - Cypherpunk Holdings Inc. (the "Company") (CSE: HODL) (OTC: CYFRF), announces a strategic shift in focus. Acknowledging the evolution of the digital asset landscape, notably with the introduction of Bitcoin ETFs in 2024, the Company recognizes the reduced demand for its original business model.

In a strategic response to the changing dynamics of investment in digital assets and recognizing the broadening spectrum of investment opportunities, Cypherpunk Holdings is inviting additional opportunities in high-growth sectors, including emerging technologies, biotechnology, and other relevant sectors that stand at the forefront of innovation and market disruption (the "Sectors"). This new direction signifies an openness to explore and engage in ventures that stand to benefit significantly from the Company's deep industry knowledge, commitment to innovation, and considerable cash reserves. The focus is on identifying companies with the potential for public market success, where the Company's involvement could act as a catalyst for accelerated business development and expansion.

The Board of Directors, working with management and its advisors, will consider a full range of strategic alternatives, including a reverse takeover, sale, merger, material investments, and other significant transactions with companies operating in the Sectors with an equity value greater than $25 million. Interested parties are encouraged to contact ir@cypherpunkholdings.com.

Current Assets

The Company wishes to provide an update regarding its current assets as of March 11th, 2024. Through its option writing program, the Company converted 50 Bitcoin to USD at an average rate of USD$60,000 plus net premiums received of 2.8822 Bitcoin. The Company also received a 0.9 BTC dividend from its ownership stake in zkSnacks Limited.

Cash and Cash Equivalents	USD $5,797,216	CAD $7,884,214
164.11 Bitcoin	USD $11,785,417	CAD $16,028,167
Shares of Animoca Brands Inc	USD $5,686,939	CAD $7,685,053
Other assets *	USD $1,013,676	CAD $1,369,833
Total	USD $24,283,249	CAD $32,967,267

The table above indicates values as of the date of this release, including any sold Bitcoin. Values are converted from CAD to USD at a rate of 0.74. Bitcoin is referenced at USD $71,815.00.

* Other assets include equity ownership in Chia Networks Inc, Samourai Wallet, Wasabi Wallet, NGRAVE, as well as 25 S19J pro Bitcoin miners. Values of these positions, as well as Animoca Brands, are as of

December 31, 2023 as indicated in the Company's financial statements

About Cypherpunk Holdings Inc.

Cypherpunk Holdings was established to invest in companies, technologies and protocols, which enhance or protect privacy. Its strategy is to make targeted investments in businesses and assets with strong privacy attributes, often within the blockchain ecosystem, including select cryptocurrencies. Current equity investments include Animoca Brands, Samourai Wallet, Wasabi Wallet, Chia and NGRAVE.

Cautionary Note Regarding Forward-Looking Information: in

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information, and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Officer/Director Contact
Moe Adham
ir@cypherpunkholdings.com
Office: 1-647-946-1300